9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
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Security Class

Holder Account Number

00GD6A

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Esperanza Silver Corporation (the "Company") hereby appoints: **William J. Pincus**, the President of the Company, or failing this person, **Kim C. Casswell**, the Corporate Secretary of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of the Company to be held at Suite 900, 570 Granville Street, Vancouver, British Columbia on May 17, 2007 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Fix the Number of Directors

To fix the number of Directors at **five**.

For ☐ Withhold ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. **PINCUS, William J.**	☐	☐	02. **RISTORCELLI, Steven J.**	☐	☐	03. **OVSENEK, Joseph J.**	☐	☐
04. **BAYLEY, Brian E.**	☐	☐	05. **HALVORSON, Michael H.**	☐	☐			

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3. Appointment of Auditor

Appointment of **Devisser Gray, Chartered Accountants**, as the Auditor of the Company and authorize the Directors to fix the Auditor's remuneration.

For ☐ Withhold ☐

4. Stock Option Plan

Ratifying and approving the Company's Stock Option Plan and authorizing the Board of Directors to amend the Plan as may be required by the securities regulatory authorities without further shareholder approval.

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

AR0 RVLQ

00GD7B